[Husch Blackwell LLP Letterhead]

April 16, 2018

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington DC 20549
Attention: Mr. Edward P. Bartz

Re:	Tortoise MLP Fund, Inc. (the “Company”)
File Numbers 811-22409 and 333-209943

Dear Ed:

Today the Company filed a Post-Effective Amendment to its shelf Registration Statement on Form N-2 (the “Registration Statement”) under the Securities Act of 1933 and the Investment Company Act of 1940 for the purpose of bringing its financial statements up to date and making certain other non-material changes.  A marked copy of the Company’s Prospectus and Statement of Additional Information included in the Registration Statement showing all changes since the Registration Statement the last version filed was supplementally provided to the SEC via EDGAR.

Given the scope of the changes, and in light of your prior conversations with Husch regarding the Company’s desire to reduce the time of review of the Company’s Post-Effective Amendment filings and thus reduce the adverse impact to the Company resulting from its inability to sell its securities, we are hereby requesting selective review of the filing.

Please feel free to contact the undersigned at 423-326-8538 or Steve Carman at 512-370-3451 should you have any questions or concerns.

Sincerely,

/s/ Rebecca C. Taylor

Rebecca C. Taylor